Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Bizri, Rafic A.	2. Issuer Name and Ticker or Trading Symbol Telscape International, Inc. (TSCP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 1020 19th Street, NW, Suite 300	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2000
(Street) Washington, DC 20036		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series D Convertible Preferred Stock	6.26	06/02/2000	A		5,748				Common Stock	2,730,798	(1)	6,159 (2)	I	By Oger Pensat Holdings Ltd.
Warrant (to purchase common stock)	7.27	06/02/2000	A		1,197,396		05/17/1999	05/17/2004	Common Stock	1,197,396	(3)	1,197,396 (2)	I	By Oger Pensat Holdings Ltd.
Explanation of Responses:

(1) Received in exchange for 5,748 shares of Pointe Communications Corporation ("Pointe") Series A Convertible Preferred Stock ("Series A Preferred") in connection with the merger (the "Merger") of Pointe into Telscape International, Inc. ("Telscape"). On the effective date of the Merger, each share of Pointe Series A Preferred was exchanged for one share of Telscape Series D Convertible Preferred Stock.
(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
(3) Received in the Merger in exchange for a warrant to acquire 5,357,143 shares of Pointe common stock for $1.62.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Rafic A. Bizri **Signature of Reporting Person	02/14/2001 Date
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